EXHIBIT 99.3 – Banco Santander, S.A. Digital Transformation Award

Banco Santander, S.A.’s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The Digital Transformation Award for 2021 (the “Digital Award”) will be implemented in connection with the variable remuneration policy for financial year 2020 and the specific award will be approved by the board of directors or the appropriate body as detailed below.

The purpose of the Digital Award is to attract and retain talent that will advance, accelerate and deepen the digital transformation of Banco Santander. With this program, Banco Santander offers a remuneration element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the Digital Award is limited to a maximum of 250 persons, and the total amount of the incentive is limited to €30 million. Participants will be nominated by senior management of Banco Santander. Consequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, inclusions of beneficiaries (through promotion, mobility or hiring at Banco Santander) may be approved at any given time, without at any time changing the authorised maximum number of shares or share options to be delivered.

II.	Operation

The qualifier for the Digital Award is meeting important milestones that are aligned with Banco Santander’s digital roadmap and determined by the board of directors, taking into account the digitalization strategy of the Bank.

The funding of the Digital Award is subject to Banco Santander’s ability to achieve key milestones in the transformation of the Bank, supporting its evolution to be the best open, responsible global financial services platform. These milestones and the metrics used to evaluate its achievement level, will be set by the board of directors upon proposal from the remuneration committee at the beginning of every year. In 2021 and regarding the Digital Award, the performance conditions to be evaluated will be measured against the success of four initiatives, to which others may be added if the board of directors deems appropriate due to the significance thereof, upon a proposal by the remuneration committee:

1.	In relation to Pago Nxt Consumer payment platform: implementation of Superdigital platform in seven countries, acquisition of over 1.5 million active customer base and accelerating growth through B2B (business to business) and B2B2C (business to business to customer) partnerships, acquiring more than 50% of the new customers through these channels, which are more cost.effective.

2.	In relation to Digital Consumer Bank: launching online API for checkout lending in the European Union and completion of controllable items for Openbank launch in USA.

3.	In relation to One Santander strategy: implementation in Europe of One Common Mobile Experience and, specifically, implementation of Europe ONE app for individual customers in at least three of the four countries by December 2021; and be among the three-top rated entities in terms of Mobile NetPromoter Score (Mobile NPS) in at least two of the four countries by December 2021.

4.	In relation to cloud adoption: host 75% of migratable virtual machines on cloud technology (either public cloud or OHE) by December 2021. For these purposes, mainframes, physical servers and servers with non-x86 operating systems will be considered non-migratable.

At the beginning of 2022 and following a proposal of the remuneration committee, the board of directors will verify if the milestones on which the amount of the Digital Award is contingent have been met. Subsequently, if applicable, the Digital Award will be granted to each beneficiary (awarding a specific number of shares and granting a specific number of share options).

The public information regarding financial year 2021 to be made available to the shareholders on occasion of the 2022 ordinary general shareholders´ meeting will specify the level of achievement of the milestones on which the amount of the Digital Awards depends.

The Digital Award will be implemented 50% in shares of Banco Santander and 50% in options on shares of Banco Santander, based on the fair value of the share options when they are granted.

For Identified Staff members subject to a 5-year deferral period, the Digital Award (shares and share options) will vest in thirds on the third, fourth and fifth anniversary of the grant. For Identified Staff members subject to a three-year deferral period, and staff with no deferral requirement, the award will vest in full on the third anniversary of the grant (unless that, for Identified Staff members, the applicable regulation requires otherwise). In both cases, the deferral is aimed at fostering long-term share value creation. Share options vested can be exercised until maturity; with all options lapsing after eight years from granting.

Any delivery of shares or share options (whether or not pad and including settlements thereof) will be subject generally to the Santander Group’s general malus & clawback provisions as described in Santander Group’s remuneration policy and to the continuity of the beneficiary within the Santander Group. In this regard, the board may define specific rules for non-Identified Staff.

III.	Maximum number of shares to be delivered and rules applicable

The final number of shares directly delivered to each beneficiary shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors, or the appropriate body in each case, approves the Digital Award for financial year 2021 (the “2022 Listing Price”).

Taking into account that the maximum amount of the Digital Award to be delivered in shares to the beneficiaries of this award amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”), the maximum number of shares of Banco Santander that may be delivered to such beneficiaries under this award (the “Limit of Digital Award in Shares” or “LDAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADS
LDAS	=	2022 Listing Price

Consistent with Group policy for Identified Staff members, Santander shares received by the beneficiaries may not be directly or indirectly hedged prior to the delivery thereof. Not may Beneficiaries directly or indirectly transfer or hedge said shares for a period of one year as from delivery thereof. For these purposes, personnel who are not Identified Staff shall reeve the same treatment as Identified Staff who are subject to a three-year deferral period.

IV.	Maximum number of share options to be delivered and applicable rules

Each share option will have only one share as underlying asset and the strike price of each option is equal to the 2022 Listing Price. Settlement of the options upon exercise will take place by settlement of the difference between the strike price for the option and the applicable Santander share market price at the time of exercise.

The maximum number of share options to be delivered (the “Limit of Digital Award in Share Options” or “LDASO”) will be determined based on the maximum number of shares that would be delivered to each beneficiary as a result of the exercise of the share options if payment was made by delivery of Santander shares, which must be calculated taking into account: (i) the fair value (“FV”) calculated in accordance with generally applicable standards (IFRS - International Financial Reporting Standards) for share-based payments as of the date of the options grant, which will be a fraction of the 2022 Listing Price; and (ii) the 2022 Listing Price.

Taking into account that the maximum amount of the Digital Award to be delivered in share options to its beneficiaries amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”), the LDASO will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

MADADSO
LDASO	=	2022 Listing Price x FV

Exercising options may only be allowed during specific timeframes within the year as determined in the relevant plan regulations.

V.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares or otherwise correct the effect of such change.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or the share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.